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                              RODMAN & RENSHAW, LLC
                           1270 AVENUE OF THE AMERICAS
                                   16TH FLOOR
                            NEW YORK, NEW YORK 10020


                                          April 11, 2006


VIA EDGAR AND TELECOPY
Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
Washington DC 20549
Attention:  Duc Dang

         RE: ASIA AUTOMOTIVE ACQUISITION CORPORATION (THE "COMPANY") REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED AUGUST 22, 2005 (FILE NO. 333-127755) ( THE "REGISTRATION STATEMENT")


Dear Mr. Dang:

         In connection with the Registration Statement on Form S-1 of Asia Automotive Acquisition Corporation, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 12:00 P.M., Tuesday, April 11, 2006 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.


                                    Very truly yours,

                                    RODMAN & RENSHAW, LLC


                                    By: /s/ Jim Sundstrom
                                        -----------------------------------
                                        Jim Sundstrom
                                        Managing Director